EXHIBIT 99.1

AMERICAS GOLD AND SILVER CLOSES ACQUISITION OF REMAINING INTEREST IN THE GALENA COMPLEX; APPOINTS NEW DIRECTORS TO THE BOARD

TORONTO, ONTARIO — December 19, 2024 — Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”) is pleased to announce that it has closed the acquisition of the remaining 40% interest in the Galena Complex (“Galena”) in Idaho, USA (the “Transaction”) from an affiliate of Eric Sprott ("Sprott").

Pursuant to the Transaction, shareholders of Sprott affiliates received an aggregate of 169,999,998 common shares of the Company. In addition, Americas paid US$10 million in cash and will provide monthly silver deliveries of 18,500 ounces for a period of 36 months starting in January 2026 to affiliate of Sprott.

As part of the Transaction, the Company issued an aggregate of 294,999,998 shares of the Company to various parties, including pursuant to the exchange of 125,000,000 subscription receipts (the “Subscription Receipts”) for common shares of the Company, which were issued on a private placement basis on October 30, 2024 for gross proceeds of C$50 million, a portion of which was used to fund the cash purchase price of US$10 million payable pursuant to the Transaction. Each Subscription Receipt was automatically exchanged in accordance with their terms, without payment of additional consideration and without further action on the part of the holders thereof, for one common share in the capital of the Company. The common shares issued pursuant to the Transaction are subject to a four-month hold period under applicable Canadian securities laws.

“I would like to thank our shareholders for supporting the acquisition of the remaining 40% interest in the Galena Complex. We are very excited about the transaction as it consolidates an asset with a tremendous team and resource base and positions the Company to benefit in an anticipated strong silver price environment," said Paul Andre Huet, Americas’ Chairman and Chief Executive Officer. “With the proceeds of the private placement and the anticipated restructuring of our existing debt obligations, I am extremely excited for the shareholders of Americas moving forward.”

"I would like to sincerely thank outgoing Chairman Alex Davidson and the other retiring Americas board members including Alan Edwards, Manuel Rivera and Christine Carson for their numerous contributions to the Company over the years; without their support, it would have been difficult to get to the closing of this exciting transaction," stated Darren Blasutti, Americas’ President.

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Updated Governance

In connection with the Transaction, the Company’s board of directors was reconstituted to consist of 50% new directors and 50% existing directors of Americas. Joining the Americas board of directors is Paul Huet (Chairman & CEO), Scott Hand (Lead Director) and Peter Goudie (Director), who will be joined by existing directors Gordon Pridham (Director), Brad Kipp (Director) and Lorie Waisberg (Director). The Company’s board of directors now consists of:

-          Paul Huet (Chairman & CEO)

-          Scott Hand (Lead Director)

-          Peter Goudie

-          Gordon Pridham

-          Brad Kipp

-          Lorie Waisberg

Early Warning Disclosure

Mr. Eric Sprott indirectly acquired beneficial ownership of an aggregate of 117,441,759 common shares of the Company (the “Acquired Shares”) at C$0.52 per Acquired Share pursuant to the Transaction. The Acquired Shares represent approximately C$61.07 million in share consideration. Immediately prior to giving effect to the Transaction, Mr. Sprott had beneficial ownership of, or control or direction over, 2,818,090 common shares of the Company, representing approximately 0.9% of the then issued and outstanding common shares. After giving effect to the Transaction, Mr. Sprott beneficially owns, or exercises control or direction over, 120,259,849 common shares of the Company, representing approximately 20.3% of the issued and outstanding common shares of the Company.

Mr. Sprott acquired the Acquired Shares for investment purposes and in partial satisfaction of the purchase price payable by the Company pursuant to the Transaction. Mr. Sprott has a long-term view of the investment and may acquire additional securities of the Company, including on the open market or through private acquisitions, or sell securities of the Company, including on the open market or through private dispositions, in the future subject to resale restrictions, market conditions, reformulation of plans and/or other relevant factors.

A copy of Mr. Sprott’s early warning report will appear on the Company’s profile on SEDAR+ and may also be obtained by calling Mr. Sprott’s office at (416) 945-3294 (7 King Street East, Suite 1106, Toronto, Ontario, M5C 3C5).

Advisors

Edgehill Advisory Ltd. and TD Securities Inc. acted as financial advisors to Americas, and Torys LLP acted as legal counsel to Americas in connection with the Transaction.

Cormark Securities Inc. acted as financial advisor to Sprott, and Bennett Jones LLP acted as legal counsel to Sprott in connection with the Transaction.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company owns and operates the Galena Complex in Idaho, USA and the Cosalá Operations in Sinaloa, Mexico, and is re-evaluating the Relief Canyon mine in Nevada, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR+ or www.americas-gold.com.

For more information:

Stefan Axell

VP, Corporate Development & Communications

Americas Gold and Silver Corporation

416-874-1708

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Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws.  Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information includes, but is not limited to: the silver price environment; the anticipated restructuring of existing debt obligations; use of proceeds from the private placement; the Company’s prospects; and Mr. Sprott’s intentions with respect to his investment in the securities of the Company.  Any guidance or outlook contained in this press release was prepared based on current mine plan assumptions with respect to production, development, costs and capital expenditures, the metal price assumptions disclosed herein (if any), and assumes no further adverse impacts to the Cosalá Operations from blockades or work stoppages, and completion of the shaft repair and shaft rehab work at the Galena Complex on its expected schedule and budget and the realization of the anticipated benefits therefrom, and is subject to the risks and uncertainties outlined below.  The ability to maintain cash flow positive production at the Cosalá Operations, which includes the EC120 Project, through meeting production targets and at the Galena Complex through implementing the Galena Recapitalization Plan, including the completion of the Galena shaft repair and shaft rehab work on its expected schedule and budget, allowing the Company to generate sufficient operating cash flows while facing market fluctuations in commodity prices and inflationary pressures, are significant judgments in the consolidated financial statements with respect to the Company’s liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities.  Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information.  With respect to the business of Americas, these risks and uncertainties include risks relating to: widespread epidemics or pandemic outbreak; actions that have been and may be taken by governmental authorities to contain such epidemic or pandemic or to treat its impact and/or the availability, effectiveness and use of treatments and vaccines (including the effectiveness of boosters); interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; risks associated with the implementation of the Transaction and that the Company may not realize the anticipated benefits;  and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry.   Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended.  Readers are cautioned not to place undue reliance on such information.  Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas’ filings with the Canadian Securities Administrators on SEDAR+ and with the United States Securities and Exchange Commission.  Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.  Americas does not give any assurance (1) that Americas will achieve its expectations, including regarding realizing the benefits of the Transaction, or (2) concerning the result or timing thereof.  All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

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